NEWS RELEASE

BIOFUEL ENERGY REPORTS SECOND QUARTER 2013 RESULTS

DENVER, COLORADO – AUGUST 13, 2013 – BIOFUEL ENERGY CORP. (NASDAQ:BIOF), an ethanol production company, today announced its second quarter 2013 results. For the quarter ended June 30, 2013, the net loss was $4.7 million on revenues of $91.0 million, compared with a net loss of $12.4 million on revenues of $122.8 million for the quarter ended June 30, 2012. For the quarter ended June 30, 2013, the net loss attributable to common stockholders was $4.1 million, or $0.77 per share, while for the quarter ended June 30, 2012, the net loss attributable to common stockholders was $10.6 million, or $2.05 per share.

For the quarter ended June 30, 2013, the Company’s operating loss was $5.4 million, which resulted from $93.3 million in cost of goods sold and $3.1 million in general and administrative expenses. During the second quarter of 2013, the Company also had $2.6 million of other income while incurring $2.0 million in interest expense, which resulted in a net loss of $4.7 million. For the same period of 2012, our operating loss was $10.7 million, which resulted from $131.1 million in cost of goods sold and $2.4 million in general and administrative expenses. The Company also had $1.7 million of interest expense in the second quarter of 2012, which resulted in a net loss of $12.4 million. At June 30, 2013, the Company had $11.2 million of cash and cash equivalents, of which $9.3 million was held at the parent and $1.9 million was held at the operating subsidiaries.

The Company also announced that the grace period provided under its previously disclosed Lender Agreement, dated April 11, 2013, expired on July 30, 2013. The Company has received indications of interest from several parties with respect to one or both of the Company’s ethanol plants, but no third party has offered to acquire one or both of the plants on terms that would result in meaningful residual proceeds accruing to the Company.

Although the Company received notice from the Administrative Agent of its operating subsidiaries’ senior debt facility, dated June 17, 2013, asserting that a Release Event (as defined in the Lender Agreement) had occurred, the Administrative Agent has not, as of the date of this Press Release, either formally extended the grace period or taken steps necessary to consummate the transfer of substantially all of the Company’s operating assets as set forth in the previously disclosed Deed in Lieu Agreement, dated as of April 11, 2013. As a result, the Company continues to be engaged in discussions with certain third parties and the lenders about a potential consensual transfer of one or both of its ethanol plants. In addition, the Company is evaluating the possibility of obtaining other sources of financing (which may include new debt or equity financing) that would enable the operating subsidiaries to retain one or both of the plants.

This release contains certain forward-looking statements within the meaning of the Federal securities laws. Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

BioFuel Energy currently has two 110 million gallons per year ethanol plants in the Midwestern corn belt.

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Contact:	Kelly G. Maguire	For more information:
	Executive Vice President &	www.bfenergy.com
Chief Financial Officer
(303) 640-6500
kmaguire@bfenergy.com

BioFuel Energy Corp.
(in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
Summary Income Statement	2013	2012	2013	2012
Net Sales	$91,031	$122,820	$180,072	$262,233
Cost of goods sold	93,313	131,079	184,225	277,012
Gross loss	(2,282)	(8,259)	(4,153)	(14,779)
General and administrative expenses:
Compensation expense	1,089	1,510	2,399	3,314
Other	2,004	923	3,725	1,854
Operating loss	(5,375)	(10,692)	(10,277)	(19,947)
Other income	2,597	-	4,056	-
Interest expense	(1,959)	(1,723)	(3,844)	(3,561)
Net loss	(4,737)	(12,415)	(10,065)	(23,508)
Less: Net loss attributable to the noncontrolling interest	613	1,833	1,306	3,518
Net loss attributable to BioFuel Energy Corp. common stockholders	$(4,124)	$(10,582)	$(8,759)	$(19,990)

Loss per share-basic and diluted attributable to BioFuel Energy Corp. common stockholders	$(0.77)	$(2.05)	$(1.65)	$(3.88)

Weighted average shares outstanding-basic and diluted	5,342	5,167	5,325	5,154

Additional Operational Data
Ethanol sold (gallons, in thousands)	28,289.1	46,544.3	55,862.5	98,515.2
Dry distillers grain sold (tons, in thousands)	15.5	45.3	24.4	99.3
Wet distillers grain sold (tons, in thousands)	193.7	231.8	398.4	483.2
Corn oil sold (pounds, in thousands)	6,826.0	10,318.0	14,236.0	17,160.0
Corn ground (bushels, in thousands)	10,073.0	16,630.2	19,878.2	35,434.7

	June 30,	December 31,
Summary Balance Sheet	2013	2012

Cash and cash equivalents	$11,232	$9,323
Accounts receivable	12,597	9,256
Inventories	11,742	13,443
Deposits	1,947	3,074
Prepaid expenses	799	882
Other current assets	22	78
Property, plant and equipment, net	197,293	209,645
Debt issuance costs, net	1,244	1,739
Other non-current assets	2,775	2,983
Total assets	$239,651	$250,423

Total current liabilities	$184,501	$185,171
Long-term debt, net of current portion	2,735	2,795
Tax increment financing, net of current portion	3,968	4,275
Other non-current liabilities	3,003	3,072
Total liabilities	194,207	195,313

BioFuel Energy Corp. stockholders' equity	47,870	56,230
Noncontrolling interest	(2,426)	(1,120)
Total equity	45,444	55,110
Total liabilities and equity	$239,651	$250,423

	Three Months Ended June 30,		Six Months Ended June 30,
Reconciliation of Net Loss to EBITDA	2013	2012	2013	2012
Net loss	$(4,737)	$(12,415)	$(10,065)	$(23,508)
Interest expense	1,959	1,723	3,844	3,561
Depreciation and amortization expense included in cost of goods sold	6,581	6,538	13,161	13,069
Depreciation and amortization expense included in G&A expenses	259	267	520	533
EBITDA	$4,062	$(3,887)	$7,460	$(6,345)